Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	Grant Thornton LLP
Crowe MacKay LLP

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Financial and Consumer Services Commission
Nova Scotia Securities Commission
Prince Edward Island Office of the Superintendent of Securities
Superintendent of Securities (Newfoundland and Labrador)

Notice is hereby given pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (NI 51-102) of a proposed change of auditor of ImmunoPrecise Antibodies Ltd. (the Corporation).

1.

Following the completion of a tender process for external auditor services, the board of directors of the Corporation determined to request the resignation of Crowe MacKay LLP (the Former Auditor) as its auditor effective as of November 1, 2021 and to appoint Grant Thornton LLP (the Successor Auditor) as the Corporation’s auditor effective as of November 1, 2021.

2.

The auditor’s reports of the Former Auditor on the annual financial statements of the Corporation for the fiscal years ended April 30, 2021 and 2020 did not contain any modifications as to departures from generally accepted accounting principles or limitations in the scope of the audits.

3.	In connection with the audits for the years ended April 30, 2021 and 2020 and through to the date hereof, there have been no reportable events, as defined in NI 51-102.

4.

The Corporation has requested that the Former Auditor and the Successor Auditor each furnish a letter addressed to the securities regulators in each province in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of the 13th day of October, 2021.

IMMUNOPRECISE ANTIBODIES LTD.

Per:	(signed) “Lisa Helbling”
Name: Lisa Helbling
Title: Chief Financial Officer

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